UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 to FORM 10-SB12G

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of

The Securities Exchange Act of 1934

COATES INTERNATIONAL, LTD.

(Name of Small Business Issuer in its charter)

Commission File No. 33-94884

Delaware ___ 22-2925432__ ____

(State or Other Jurisdiction (IRS Employer Identification No.)

of Incorporation or Organization)

Highway #34 & Ridgewood Road, Wall Township, New Jersey 07719_____

(Address of principal executive offices) (Zip Code)

(732) 449-7717

(Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class Name of each exchange on which

to be so registered each class is to be registered

_______________ ___________________________

None None

_____ _____

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.0001

(Title of Class)

PART I

Item 1. Description of Business.

(a) Business Development

1. Form and Year of Organization

Coates International Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by George J. Coates as successor in interest to a Delaware corporation of the same name incorporated in August, 1988.

The Company has completed the development of a spherical rotary valve system (the "Coates System") for use in piston driven internal combustion engines of all types. Development of the Coates System was initiated by CIL's founder, George J. Coates, in Ireland in the late 1970's. In 1982, Mr. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve system for use in piston driven engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently, the Mark III version of his spherical rotary valve system. Mr. Coates has also been issued a number of U.S. and foreign patents with respect to various aspects of the Coates System and has patent applications pending in several foreign jurisdictions. See "Patents and Licenses".

CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sublicenses with respect to products based on the Coates Patent, within all of the countries, their territories and possessions, comprising North America, Central America and South America (the "Licensed Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Area, or to grant any exclusive or non-exclusive license in the Licensed Areas except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson Mclaren or from Noble Motor Sport, manufacturer of Ascari racing cars, for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents. "See Patents and Licenses".

CIL has concentrated its efforts since the inception of its predecessor entity in August 1988 to the present date in the research and development of the Coates spherical rotary valve combustion engine technology and has realized insignificant revenues throughout this research and development period. In 1996 CIL realized $73,375 US dollars in revenues paid by Nicholson McLaren in partial payment for 2 high performance racing car engines utilizing the Coates system, which was shipped to Nicholson McLaren by CIL in April 1996. CIL executed a license agreement and a sales representative agreement with Nicholson McLaren. See "Patents and Licensing".

Since its inception, the bulk of the development costs and related operational costs of CIL have been funded primarily through cash generated from the sale of stock, through capital contributions and loans made by Gregory Coates and from several entities for prototype models and licensing fees. CIL has incurred losses from the inception of the predecessor entity in August 1988 through December 31, 2000 of 11,012,166 and at December 31, 2000, had a net worth of $228,726 and a negative working capital of ($258,221).

(b) Business of the Company

CIL's ability to generate revenues and achieve profitable operations is principally dependent upon the execution and funding of sub-license agreements with engine manufacturers or retrofitters, and upon the manufacture and sale, by CIL, of combustion engines modified with the Coates System in high performance automotive, motorcycle, marine racing engines, and other types of combustion engines. CIL is actively attempting to market its technology and is in communication with various persons and entities that may be interested in acquiring sub- licenses to use the technology.

The Coates Spherical Rotary Valve Engine

The Coates Spherical Rotary Valve Engine (the "Coates SRV" Engine) differs from the conventional poppet valve currently used in almost all piston driven automotive, motorcycle and marine engines by changing the method which the air and fuel mixture is delivered to the engine cylinder as well as the method of expelling the exhaust gases after the mixture is ignited. Unlike the poppet valve which protrudes into the engine cylinder, the Coates SRV Engine utilizes spherical valves which do not protrude into the cylinder head but rotate in a cavity formed between a two piece cylinder head. As a result of employing fewer moving parts as compared to the poppet valve and not protruding into the engine cylinder, management believes that the Coates SRV Engine will promote less engine wear and will require less lubrication over the life of the engine. In addition, because the Coates SRV Engine does not employ parts which protrude into the engine cylinder, it is designed with larger openings into the cylinder than the conventional poppet valves so that more fuel and air mixture can be inducted into and expelled from the engine cylinder in a shorter period of time using the Coates SRV Engine, leading to an eligibility to operate the engine faster and an ability to utilize higher compression ratios with lower compression chamber temperatures. Management believes that as a result, engines modified with the Coates SRV Engine will produce more power than similar engines utilizing the poppet valve system. However, there can be no assurance that the Coates SRV Engines will find general acceptance in the marketplace.

The combustion engine has been in use for approximately 100 years and is the most widely used powerpack in the world. There are more than 120 million new combustion engines built in the world every year, and 40 million engines are rebuilt annually. Management of CIL believes that the Coates Engine will be the engine of the future. In the late 1960's and 1970's, most vehicle combustion engines in the USA were running at a compression ratio of 12 to 1 which resulted in an engine efficiency of approximately 55 percent. The rest of the engine's power was lost in friction, pumping and heat loss. When it was found that lead additives in fuel had an adverse effect on the environment, it was removed from the fuel. This causes the poppet valve engine combustion chamber to overheat, raising the temperature in excess of 2500 degrees farenheit and damaging the poppet valves. The answer to this problem was to lower the compression ratios of all engines to 10 to 1 or lower, thus reducing efficiency of the combustion engine to approximately 24 percent. This means less miles per gallon (MPG), lower brake horse power (BHP) and lower torque. The air traveling through the inlet venturi of a combustion engine inlet travels at a speed of up to 450 ft per second. In normally aspirated engines this works, but in poppet valve engines, the BHP and torque decreased as the air traveling in does not increase in speed unless a turbo or supercharger is incorporated. At higher RPM's the poppet valve tends to float or bounce and is unable to service the cylinder and chamber to capacity with air and fuel mixture. This is the reason for adding two extra valves to modern engines including turbos or superchargers. The large overlap is another common defect in poppet valve engines, causing unburned fuel to escape through the exhaust poppet valves which leads to a loss of power, lower MPG and production of pollution.

The poppet valves' stems are lubricated with engine oil which is burnt off the exhaust valve, directly into the atmosphere. The stem of the inlet valve system is also lubricated with engine oil, which is washed off and inducted into the combustion chamber with air and fuel mixture. This slows combustion and produces further emissions and eventually clogs the catalytic converter.

Variable valve timing has advantages at lower RPM's as it can shorten the overlap duration of the valves, but the extra moving parts eventually wear. On quick deceleration, it can cause piston and valve contact where serious damage can occur. Poppet valves, if not activated with hydraulic systems, must have clearances readjusted periodically. The poppet valve of the original engine has been used and modified continuously until the present, However, it is the most troublesome part of a combustion engine and has lower efficiency at higher RPM's.

Because the CSRV valves rotate away from the combustion chamber and are vented and charged on the opposite side of each sphere, a lower combustion chamber temperature is created, allowing higher compression ratios to be used thus creating an extremely efficient engine. Some of the Coates Spherical Rotary Combustion Engines have run at 12 to 1 and up to as high as 18.7 to 1 compression ratios depending on the application and such compression ratios may potentially exceed these ratios as further testing is accomplished.

License Agreement - Well to Wire Energy, Inc.

On September 29, 1999, CIL signed a license agreement with Well to Wire Energy, Inc., an oil and gas company in Canada, to license the exclusive use of V-8 cylinder engines modified with the Coates System to be fueled by natural gas to generate electrical power for the Country of Canada (the "License Agreement"). Following due diligence investigation of the proposed applications for the production of electrical energy and the location of the engines in the natural gas fields or generation sites, it was agreed between CIL and Well to Wire Energy, Inc. (sometimes referred to as "WWE") that a larger engine modified with the Coates System would be more appropriate. CIL and WWE subsequently agreed that a new and larger prototype engine would be more efficient than the originally conceived 351 cubic inch engine. Accordingly, CIL and Well to Wire agreed that CIL would research and develop a natural gas fed, 855 cubic inch, 6 cylinder, industrial electric generator engine (the "Coates Generator Engine") under the License Agreement. Under the terms of the License Agreement, CIL is entitled to receive a licensing fee in the amount of $5,000,000 and royalties in amounts equal to 5% of the gross profits (defined as sales less cost of sales, plus $400,000) which WWE derives from all sources which use the Coates Generator Engine in Canada. The term of the License Agreement continues until the expiration of the last to expire patent of the "Patent Rights", including any "Improvement Patents" added later. "Patent Rights" under the License Agreement consist of 7 principal patents issued during the period from July 31, 1990 through November 8, 1994 and cover the main design and function of the Coates spherical rotary valve and its assembly, with each such patent extending for 17 years from its patent application date; "Improvement Patents" currently consist of 3 additional patents issued in February, 1997 (covering valve apparatus for steam turbines), in September, 2001 (covering the exhaust system), with the most recent "Improvement Patent" being issued in October, 2001 (covering the cooling system). This most recently issued Improvement Patent, covering the cooling system for the Coates spherical rotary valve technology, which was issued on October 30, 2001, is valid for 20 years from its application date, extending through September 30, 2020. Accordingly and unless extended by future "Improvement Patents", the current expiration date of the License Agreement with WWE is September 30, 2020.

R&D Agreement - Well to Wire Energy, Inc.

Pursuant to further negotiations, CIL and WWE agreed that WWE would pay to CIL a $5,000,000 fee to research and develop a production model of the Coates Generator Engine (this research and development agreement between CIL and WWE is referred to as the "R&D Agreement"). On July 21, 2000, CIL and WWE memorialized the R&D Agreement in the form of a signed invoice, a copy of which is annexed hereto as Exhibit 10.8. The July 21, 2000 invoice served as the new R&D Agreement and as an amendment to the License Agreement by substituting the Coates Generator Engine for the earlier engine specifications.

During1999, Well to Wire Energy, Inc. made two payments, aggregating $300,000 as deposits under the License Agreement and a payment of $250,000 applied against the $5,000,000 fee due under the R&D Agreement..

As part of the understanding between CIL and WWE under the R&D Agreement, CIL would develop a total of three prototype engines meeting these new specifications: two testing prototypes and one production model prototype. To date, including the $250,000 payment made to CIL in 1999, Well to Wire Energy, Inc. has made aggregate payments of $1,200,000 to CIL for these prototypes under the R&D Agreement, $250,000 of which was paid in calendar 1999; $845,000 of which was paid in fiscal year 2000, and; $105,000 was paid in fiscal year 2001.

The $5,000,000 research and development fee due CIL under the R&D Agreement was negotiated as the fee CIL required in order to research and develop the three prototype Coates Generator Engines for WWE. This negotiated fee was not based upon any reimbursement formula tied to CIL's costs or expenses incurred during the research and development project but represents CIL's negotiated price for the project, without adjustments of any kind. Following their negotiation of the R&D Agreement, CIL and WWE have , from time to time, separately negotiated the timing and amounts of the aggregate $1,200,000 WWE payments made to CIL against the $5,000,000 fee over the last several years. These prior WWE payments have been made without reference to a specific payment schedule, all as negotiated from time to time between CIL and WWE. Accordingly, CIL has recognized and will continue to recognize these WWE payments against the $5,000,000 fee due under the R&D Agreement as revenue when received

CIL has completed the construction of the first two prototypes and the third prototype, representing the production version of the Coates Generator Engine. The first two prototype Coates Generator Engines were delivered to Well to Wire Energy, Inc. in December, 2000 and April, 2001, respectively. As of the date hereof, the third prototype production model Coates Generator Engine has been completed and is currently undergoing testing.

Upon WWE's payment in full of the $5,000,000 licensing fee, with a current outstanding balance of $4,700,000 due under the License Agreement, and its payment in full of the $5,000,000 research and development fee, with a current outstanding balance of $3,800,000 due under the R&D Agreement, WWE will maintain the exclusive right to use the Coates Generator Engine in Canada. In order to retain its "exclusive" license rights under the License Agreement, WWE is required to purchase no less than 120 Coates Generator Engines per year. Revenue generated under this License Agreement will be booked as earned by CIL, commencing when CIL delivers its third prototype engine to WWE and continuing until the expiration of the last patent covered in the patent rights licensed which currently has an expiration date of September 30, 2020. In the event WWE fails to purchase the minimum 120 Coates Generator Engines during any year of the term of the License Agreement, WWE will automatically lose its exclusivity under the License Agreement. In such a case, WWE will retain non-exclusive rights under the License Agreement to continue to use the Coates Generator Engine but CIL will have the right to enter into additional license or sub-license agreements with other entities intending to utilize the Coates Generator Engine in Canada.

Following the testing and delivery of the third prototype, production model, Coates Generator Engine, CIL expects to receive the balance of its license payment due in the amount of $4,700,000, payable in 16 quarterly payments beginning 180 days after delivery, and the balance due under the R&D Agreement of $3,800,000 from Well to Wire Energy, Inc.

It is the intention of management to fund its business operations through, initially, the consummation of the Well to Wire Energy, Inc. License Agreement and R&D Agreement and, thereafter, through private and/or public financings and sales of sub-licenses.

Competition

Company management believes that its Coates Generator Engine, developed over the last two years pursuant to its agreements with Well to Wire Energy, Inc., utilizing the Coates spherical rotary valve, will provide material and substantial enhanced efficiencies in power generation and longevity because of the Coates SRV Engine's replacement of the standard poppet valve and its assortment of moving parts with a single spherical valve. Conjunctively, the patented intake and exhaust ports constructed in this spherical rotary valve as well as the proprietary engineering of the Coates SRV Engine's seals will produce higher fuel economies. Based upon these and other proprietary innovations and enhancements of the Coates spherical rotary valve, the Company believes that the Coates Generator Engine will outperform all other comparable natural gas fueled electric generator engines currently utilized in the energy conversion market.

Notwithstanding Company management's strong beliefs in the potential superior performance of the Coates Generator Engine, the power generation marketplace is a highly competitive industry currently occupied by companies such as Caterpillar, Inc. which owns MAK, Perkins and FG Wilson, Detroit Diesel Corporation, AB Volvo, Cummins and Marathon, among others. All of these companies are much better capitalized than CIL and already occupy segments of the power generation marketplace. In order to successfully penetrate this industry, the Coates Generator Engine will have to produce the performance and durability results anticipated by management and sell at a price or prices that will enable it to effectively compete and gain entrance into this market.

Parts and Supplies

To date, Company management has utilized the services of various vendors and manufacturers available throughout the United States to provide all of the parts necessary to assemble the Coates Generator Engine. The Company expects to continue to purchase all of its raw materials and parts, manufactured to CIL's specifications, from a wide assortment of suppliers. The Company intends to commence the assembly of the Coates Generator Engines at its facility located in Wall, New Jersey. Thereafter, corresponding to anticipated growth in revenues, the Company will either acquire or lease additional facilities for assembly and inventory.

Patents and Licenses

In 1982, George J. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve SRV Engine for use in piston driven internal combustion engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently the Mark III version of his spherical rotary valve SRV Engine. Between 1990 and 1994, George J. Coates was issued seven United States patents (the Coates Patents) with respect to various aspects of the Coates SRV Engines including the Mark II and Mark III version. The Coates Patents are as follows:

Date Date

US Patent No. Application Filed Of Patent

4,989,579 (Mark I) July 26,1982 February 5,1991

4,953,527 (Mark II) November 14,1998 September 4,1990

4,989,558 September 14,1998 February 5, 1991

4,944,261 (Mark IIB) October 16,1989 July 31,1990

4,976,232 December 6,1989 December 11,1990

5,109,814 May 10,1991 May 5,1992

5,361,739 (Mark III) May 12,1993 November 8,1994

In addition to the foregoing issued patents, Mr. George Coates has filed U.S. patent applications to obtain protection for further inventions covering (i) the "cooling system" for the spherical rotary valve engine (Serial #: 09/657,788) and (ii) the method and apparatus for "joining pressurized exhaust manifold sections" (Serial #: 09/649,926).

The Mark I, Mark II, Mark IIB, and Mark III patents were also the subject of foreign filings by Mr. Coates who has been issued foreign patents with respect to some of these filings by Austria, Belarus, Belgium, China, Denmark, Finland, France, Republic of Georgia, Germany, Great Britain, Greece, Hungary, India, Indonesia, Ireland, Israel, Italy, Jordan, Korea, Luxembourg, The Netherlands, Portugal, Spain, Sweden, Switzerland as well as by Australia, Brazil, Bulgaria, Canada, Chile, the Czech Republic, Egypt, Hong King, Japan, Luxemburg, Malaysia, Mexico, New Zealand, Nigeria, Pakistan, Philippines, Poland, Romania, Republic of Russia, Saudi Arabia, Slovakia, Singapore, South Africa, Taiwan, Thailand, Turkey, Ukraine and Venezuela. Mr. Coates continues to have patent applications pending in some of these as well as other foreign countries.

In February 1995, George J. Coates and his son Gregory Coates each granted CIL a non-exclusive license to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents within the United States, its territories and possessions in return for a payment of $5,500,000. On September 21, 1995, George J. Coates and Gregory Coates amended the existing license agreement and previous amendments thereto, providing for the substitution of the $5.5 million cash payment for the issuance of 275,000 shares of Series A stock as the license fee. At the time, it was determined by the parties that the 275,000 Series A preferred shares, with an aggregate par value of $275, represented a more accurate valuation of the Coates non-exclusive license rights transferred than the $5.5 million cash payment. The licenses expire in the event of bankruptcy or similar insolvency of CIL and, in which event, the patents would automatically revert to Mr. Coates and his son. George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas except through CIL. The 275,000 shares of Series A stock were issued to George Coates in 1995.

On December 22, 1997, George Coates, Gregory Coates and CIL entered into a new License Agreement, superceding and substituting the prior agreement and amendments thereto. This new License Agreement granted CIL an "exclusive" license to manufacture, sell and grant sub-licenses for products covered under the Coates Patents, expanding the territories covered from the original territory of the United States and its territories, identified in the earlier license agreement, to "all of the countries, their territories and possessions comprising North America, Central America and South America". In consideration of this new License Agreement, granting CIL exclusive rights in the expanded license territories, CIL agreed to issue to George Coates an additional 500,000 shares of Series A stock, valued at par, or $500, which were issued in 1997.

In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport (manufacturer of Ascari racing cars) for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents. In 1996, George J. Coates and Gregory Coates entered into a license agreement with Nicholson McLaren, headquartered in England. As part of its obligations under this agreement, CIL researched, developed and delivered two high performance, Coates SRV 351 Dyno racing car engines utilizing the Coates spherical rotary valve assembly and was paid an aggregate of 50,000 British pounds. Although CIL has concentrated its efforts in completing the research and development of its three prototype Coates Generator Engines pursuant to its agreements with Well to Wire Energy, Inc. during the past several years, CIL intends to continue its development efforts with Nicholson McLaren during fiscal year 2002.

Environmental Regulatory Compliance

The Coates Generator Engine will be subject to extensive environmental laws, rules and regulations that impose standards for emissions and noise. Initially, compliance with the emissions standards promulgated by the U.S. Environmental Protection Agency ("EPA") as well as those imposed by the State of New Jersey and other jurisdictions where CIL expects its engines to operate, will have to be achieved in order to successfully market the Coates Generator Engine. Company management expects that the Coates Generator Engine will successfully comply with all EPA requirements and expects an EPA monitored test of the Coates Generator Engine to be commenced and concluded during the first quarter of 2002. The Company's ability to comply with applicable and future emissions standards is one of the most significant business objectives to attain in order to enter the power generation marketplace. Failure to comply with these standards could result in material adverse effects on the financial results of the Company.

Employees

At September 30, 2001, CIL employed seven (7) employees, including George J. Coates and his son Gregory Coates who perform both management, assembly and research and development functions, and; Bernadette Coates, the spouse of George J. Coates, is employed as administrative manager for the Company. The financial controller and bookkeeper for the Company is Ms. Shirley Naidel.

(c) Report to Securityholders

The Company files current, quarterly and annual reports with the Securities and Exchange Commission utilizing the SEC's electronic filer's system known as EDGAR. All of these reports are available at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. All of the Company's reports are available for viewing at the SEC Internet Site at: http://www.sec.gov.

Item 2. Management's Discussion and Analysis of

Financial Condition and Results of Operations

Coates International Ltd. (CIL or the Company) is a Delaware corporation organized in October 1991 by George J. Coates as the successor in interest to a Delaware corporation of the same name incorporated in August 1988.

CIL has completed the development of a spherical rotary valve SRV Engine (the "Coates SRV Engine"), the development of which was initiated by its founder, George J. Coates, for use in internal combustion engines of all types. With respect to the Coates SRV Engine, seven applicable United States patents (the "Coates Patents") have been issued to George J. Coates. CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents, within all of the countries, their territories and possessions, comprising North America, South America and Central America (the "License Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas, except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport(manufacturer of Ascari racing cars) for the manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents.

CIL has a 14 year operating history, during which it has primarily devoted its attention to developing the technology associated with the Coates SRV Engine. During such time CIL has also arranged for certain tests in order to evaluate the effectiveness of the technology. CIL has also devoted much time attempting to interest various persons and entities in acquiring sub-licenses to use the technology.

Results of Operations for the Year Ended December 31, 2000

CIL recognized revenue of $845,000 for the fiscal year ended December 31, 2000 which represents a 240% increase over 1999 revenue of $250,000. All of this revenue was generated under the R&D Agreement with Well to Wire Energy, Inc. ("WWE") and represents payments made for CIL's research and development of the Coates Generator Engine. These payments were made and have been applied against the $5,000,000 fee due CIL from WWE for the research and development of three prototype Coates Generator Engines. See " Description of Business - R&D Agreement-Well to Wire Energy, Inc. "

Operating expenses increased for fiscal year 2000 to $842,337 from $749,972, incurred during fiscal year 1999, due to the approximate 52% increase in general and administrative expenses due principally to increased patent maintenance costs of approximately $27,000 and additional purchases of shop supplies in the approximate amount of $62,000, expended in connection with the construction of the prototype engines for the Well to Wire Energy, Inc. project.

Depreciation costs associated with CIL's real estate and building, machinery and equipment and for its furniture and fixtures, taken on a straight-line basis over periods ranging from 5 to 7 years, in the case of machinery and equipment, and over 40 years, in the case of CIL's property and building, were $33,270 in fiscal year 2000, an increase of 23% over the 1999 amount of $26,998. This increase was due to the purchase of additional machinery and equipment in year 2000. After deducting research and development costs of $389,128, general and administrative expenses of $367,967 and $39,000 paid to a related party, as well as an amortization charge of $12,972, CIL realized a small income from operations of $2,663, as compared to the 1999 loss from operations of $499,972.

Miscellaneous income of $15,000 generated during fiscal year 2000 represented a nonrecurring, nonrefundable, forfeited real estate deposit made by a third party to the Company on a contract for the sale of the building forming part of the Company's business premises. Interest expense paid during fiscal year 2000 was $149,548 as compared to $133,471 for the fiscal year ended December 31,1999. $2,453 of the fiscal year 2000 amount represented interest payments made against a short-term equipment loan with the balance, $147,095, representing payments of interest made by CIL pursuant to the mortgage encumbering the Company's business premises located in Wall, New Jersey. The $133,471 amount of interest expense paid during fiscal year 1999 entirely represented mortgage interest payments made by CIL on this mortgage.

The 2000 non-operating loss of $131,434 essentially replicated the fiscal year 1999 loss of $131,909, both of which were primarily attributable to interest expenses. During fiscal year 1999, CIL realized and recorded the entire non-recurring gain of $609,902 from the sale of net loss carry-forward tax credits pursuant to the New Jersey Emerging Technology and Biotechnology Financial Assistance Act as an income tax benefit. Subsequent cash receipts from the sale, during 2000, fell short by the amount of $15,945, which deficiency was recorded during that year as a tax provision. The year concluded with a net loss of $144,716 as compared to the net loss of $21,979 for the previous year.

Results of Operations for the Nine Months Periods Ended September 30, 2001 and September 30, 2000.

CIL's only current source of revenues are the payments due to CIL from WWE under the R&D Agreement and the License Agreement. After receiving $105,000 in payments from Well to Wire Energy, Inc. in the first quarter of 2001 pursuant to the R&D Agreement, no further payments are scheduled until the completion of the testing and delivery to WWE of the third prototype, production model Coates Generator Engine. As of the date of this filing, CIL has completed the construction of its third prototype Coates Generator Engine, the production prototype, pursuant to its agreements with Well to Wire Energy, Inc. This prototype is currently being tested. Until CIL is able to manufacture and assemble the Coates Generator Engines pursuant to sales orders or until CIL receives payments for the sale of further license and sublicensing rights, CIL's sole source of revenue will be these Well to Wire Energy, Inc. payments.

Total operating expenses for the nine month period ended September 30, 2001 were $725,382 compared to $663,460 for the same period in 2000, representing an increase of approximately 9.3%. The increase was primarily due to increased legal expenses in connection with CIL's prosecution of certain legal claims and increased patent maintenance expenses, the majority of which was recorded in the third quarter. The resulting increase of general and administrative expenses was partially offset by a decrease of research and development costs which during the nine month period totaled $271,277, compared to $385,043 during the same period of the prior year.

The absence of revenues coupled with the increase of operating expenses resulted in a loss from operations of $620,382 for the nine months period, compared to a profit of $56,540 for the prior year.

Interest expense for the nine months ended September 30, 2001 of $108,369 remained relatively constant when compared to the $108,044 of interest expense incurred for the same nine month period in 2000. In addition, during the third quarter the Company recorded a non-recurring expense of $87,410 representing a payment to two shareholders in settlement of a 1994 lawsuit. The net result for the first three quarters in 2001 was a loss of $815,265, or $.01 per share, as compared to a loss of $34,622, for the comparable period of 2000.

Liquidity and Capital Resources

Since its inception, all of the development costs and operating expenses of CIL have primarily been financed through the cash generated through the sale of stock, through capital contributions made by George J. Coates- son, Gregory Coates, and through several payments for prototype and license fees made by two entities, Millwest Corporation and Well to Wire Energy, Inc. (sometimes referred to as "WWE"). During fiscal year 1999, the Company raised operating capital through the placement of an aggregate 14,250 Series A shares to 11 accredited investors in private placements and received a total of $285,000 in subscription proceeds, for the purchase price of $20 per share. All of these private placements were made in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") provided by Regulation D and Section 4(2) of the 1933 Act. In addition, CIL received WWE payments of $300,000, as deposits under the License Agreement, and a payment of $250,000, representing a payment against the $5,000,000 fee due under the R&D Agreement.

During fiscal year 2000, the Company placed an additional aggregate 6,800 Series A shares with 4 accredited investors in private placements, receiving subscription proceeds of

$150,000, for the purchase price of $20 and $25 per share. All of these private placements were made in reliance upon the exemptions from the registration requirements of the 1933Act provided by Regulation D and Section 4(2) of the 1933 Act. Supplementing this capital were WWE payments in the aggregate amount of $845,000 made during this fiscal year pursuant to its R&D Agreement with CIL.

During the first three quarters of 2001, the Company placed an additional 11,300 shares with 7 accredited investors against payment of subscription funds of $265,000 and received $105,000 in research and development payments from WWE. In addition, George J. Coates advanced CIL $84,700 of non-interest bearing, demand loans through June 30, 2001, which balance was $80, 900 at September 30, 2001.

The outstanding principal balance of the mortgage encumbering the Company's business premises in Wall, New Jersey, was $892,507 at December 31, 2000. Interest accrues on the mortgage principal balance at the per annum rate of 15.99%. The mortgage debt payments, amortized over a 20-year period, are paid in equal monthly installments of principal and interest in the amount of $12,521, with the outstanding principal balance and accrued interest due on April 1, 2004, as a balloon payment. Company management expects to either refinance this loan or retire the debt completely out of revenues prior to its due date. In the event the Company is unable to refinance this mortgage or retire the debt prior to its due date, such failure would have a material adverse effect upon CIL's operations and financial condition.

The Company has completed the construction of the last of three prototype engines, the production model, natural gas fueled electric power generator engine incorporating the Coates SRV technology (the "Coates Generator Engine") in connection with the Company's R&D Agreement and License Agreement with Well to Wire Energy, Inc. Following the testing and delivery of the

Coates Generator Engine, CIL expects to receive the balance of $3,800,000 from Well to Wire Energy, Inc under the R&D Agreement. Under the License Agreement, the balance due CIL of $4,700,00 is payable in equal quarterly payments over a four-year period, commencing 180 days following delivery of the third prototype Coates Generator Engine to WWE. Delivery is expected to occur during the first quarter of 2002. Pursuant to its R&D Agreement with WWE, the balance of the $5,000,000 fee due CIL, currently $3,800,000, is payable also upon the delivery of the third prototype to Well to Wire Energy, Inc., in a lump sum.

At September 30, 2001, current liabilities exceeded current assets by $773,958. Current liabilities are primarily composed of an approximate $717,000 legal fee due one law firm for its representation of CIL in litigation over the past several years. The law firm has, in prior periods, accepted limited payments from CIL and is expected to continue to do so for the forseeable future.

Subsequent to September 30, 2001, the Company has raised an aggregate $876,000 in cash from the private placement of 43,800 Common Shares with accredited investors. The Company expects these funds to suffice in financing operations during the upcoming quarters. George J. Coates, if necessary, will continue to advance funds to CIL in order for it to meet its operational cash requirements. If required, management will raise additional operating funds through a combination of private or public offerings of its securities. In the event CIL is not successful in raising capital through targeted private or public offerings of its securities, and it has not generated sufficient revenues to fund its operations, such events would have a material adverse effect on CIL's financial condition and plan of operations.

Item 3. Description of Property.

CIL's executive offices and testing facility are located in an approximately 30,000 square foot one and one-half story building of concrete and steel construction in a 6 acre site in Wall Township, New Jersey. CIL acquired this property from the George J. Coates 1991 Family Partnership, L.P in 1995. On March 22, 1999, CIL refinanced its property and gave a first mortgage in the amount of $900,000 to Eastern Savings Bank, FSB of New York. The first mortgage requires monthly payments of $12,521 accrued interest at the rate of 15.99 percent, per annum, and its outstanding principal balance and accrued interest become due and payable in March, 2004.

In its development operations, CIL owns and utilizes milling machines, lathes, grinders, hydraulic lifts and presses, tooling, dynamometers and emission testing machines and computerized drafting and printing equipment. All of such equipment is in good condition, reasonable wear and tear excepted.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

PRINCIPAL SHAREHOLDERS

The following table sets forth as of September 30, 2001 the ownership of CIL Common Stock by (i) each person known by CIL to be beneficial owner of more than 5 percent of the outstanding Common Stock, (ii) each director and executive officer of CIL who owned shares, and (iii) all directors and executive officers as a group.

Title Name and Address of Amount and Nature of Percent

of Class Beneficial Owner Beneficial Ownership of Class

---------- -------------------------- ------------------------------- -----------

Common Stock George J. Coates* 51,889,240 shares(1) 78.50%

Gregory Coates* 3,530,630 shares 5.3%

Richard W. Evans* 165,000 shares .0025%

Michael J. Suchar* 50,000 shares .001%

All directors and

executive officers

as a Group (3 persons) 55,634,870 shares 84.15%

*c/o CIL, Highway #34 & Ridgewood Road, Wall Township, New Jersey 07719

(1) Includes 489,240 shares owned by Mr. Coates- spouse, Bernadette Coates, beneficial ownership of which is disclaimed by George J. Coates.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

At September 30, 2001 the executive officers and directors of CIL were as follows:

Name Position Term(s) of Office

----------------------- ------------------------ -----------------------

George J. Coates, age 60 President, Treasurer, Chief Executive

Officer, Chief Financial Officer and

Director From Inception to

present

Richard W. Evans, age 69 Secretary and Director May, 1996 until present

Michael J. Suchar, age 47 Director May, 1996 until present

George J. Coates has been employed by CIL since its inception as president and chief executive officer. Mr. Coates is an Irish citizen but has been granted resident alien status in the United States. He served two apprenticeships in Europe while attending the College of Technology, and as an Associate member of the S.A.E. He received The City and Guilds of London for electrical and mechanical engineering. He is a former management director of SCR motor engineers of Europe and holds the certificates of Ministry of Transport in the United Kingdom. He worked as an engineer for Rolls Royce and Mercedes Benz, and holds approximately 300 patents worldwide. He invented coolant disc brakes, invented a hydraulic suspension, invented and patented the Coates SRV Engine, and invented and patented a turbine engine.

Seven and one-half years ago, the SEC commenced proceedings against Mr. Coates and CIL in the United States District Court, Southern District of New York which, in August, 2001, was settled and the case dismissed. The SEC brought a civil action against CIL, Mr. George Coates and related parties for alleged breaches of federal securities laws in connection with certain private placements that occurred in the early 1990's. Initially, the Court froze the assets of CIL and George J. Coates, appointing a special master to manage CIL's business affairs. Thereafter, CIL and George J. Coates negotiated a settlement with the SEC and a consent judgment was signed by CIL and Mr. Coates. The principal settlement provisions of this final consent judgment required: Mr. Coates to transfer ownership of CIL's Wall Township business premises to CIL; permitted Mr. Coates to retain title to the Coates Patents as long as he reimbursed the Company for the costs associated therewith, and; CIL's commitment to undertake a registered rescission offer to certain private placement investors. George J. Coates agreed to use up to approximately $800,000 of his own funds first to buy back CIL stock from those investors who chose rescission, with any required further rescission funds necessary to complete the rescission offer to be paid by CIL. The rescission offer was completed in 1997 with only 32 of the 328 private placement investors electing to rescind their investment. The 32 rescinding investors received $1,270,000 of rescission funds out of approximately $6,500,000 invested by these investors. Following the rescission, the Court dismissed the special master and the Company continued under the control of Mr. Coates. In concluding this proceeding, Mr. Coates was assessed a fine of $40,000 by the Court based upon its findings of four violations of federal securities disclosure laws in connection with the private placements. Specifically, the Court found that the private placement offering documents used by Mr. Coates at the time misrepresented that (1) the Coates systems engine surpassed the emissions standards imposed by the EPA; (2) the Company had a substantial number of firm orders for engines equipped with the Coates System when the orders were found to be provisional; (3) the Company owned the patents to the Coates System when, at the time, they were owned by Mr. Coates, and; (4) the offering documents omitted disclosing Harley Davidson's discontinuance of testing the Coates prototype engines due to Harley's claims of malfunction.

Richard W. Evans became a director of CIL in May 1996, Dr. Evans, who holds an ED.D degree from Rutgers University, was a Supervisor a Highland Park School in Highland Park, New Jersey, a post held for more than the preceding five years until his retirement in June 1996.

Michael J. Suchar became a director of CIL in May 1996. Dr. Suchar, who holds a Doctor of Dental Surgery degree from the Temple University Dental School, has been a practicing pediatric dentist for more than the preceding five years.

Compliance with Section 16(a) of the Exchange Act

CIL's only class of outstanding capital stock, its Common Stock, is not registered pursuant to Section 12 of the Exchange Act so that fillings of Forms 3,4, and 5 in compliance with such Section are not required.

Item 6. Executive Compensation.

None of CIL's executive officers has an employment contract with CIL. With respect to each of calendar years 1998, 1999, and 2000, no executive officer had compensation paid or accrued in excess of $100,000 for any such year except for George J. Coates, CIL's Chief Executive Officer, while compensation was as follows:

SUMMARY COMPENSATION TABLE

Annual Compensation Year ended Name December 31 Salary

Name Position Year Salary

------- --------- ----- -------------

George J. Coates President, Chief Executive

Officer and Chief Financial

Officer 2000 $183,548

1999 $183,548

1998 $186,947

Item 7. Certain Relationships and Related Transactions.

CIL paid $222,549 and $211,589, respectively, during fiscal years 1999 and

2000 to Coates Precision Engineering, Inc., a company owned by George J. Coates, for services rendered to CIL in connection with CIL's research and development of the Coates

Generator Engine. During fiscal year 2001, George J. Coates made loans to CIL at various times to assist in financing CIL's operations, which aggregate outstanding amount at

September 30, 2001 was $80,900. These borrowings are in the form of demand loans which carry no interest and are repaid from time to time depending upon CIL's available cash. It is the intention of Mr. George J. Coates to assist the Company with its cash requirements in the form of loans as needed in the future even though Mr. Coates is not legally obligated to do so.

Item 8. Description of Securities

CIL is currently authorized by its Certificate of Incorporation to issue an aggregate 1,014,000,000 shares of capital stock, which include 14,000,000 shares of Series A Preferred Stock, par value $.001 per share, and 1,000,000,000 shares of Common Stock, par value $.0001 per share. As of September 30, 2001, 66,111,010 shares of the Common Stock were issued and outstanding and no Preferred Shares were outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Series A Non-Cumulative Convertible Preferred Stock (the "Series A Stock"), the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences, if any, of the holders of any outstanding Series A Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of shares of Series A Stock that the Company may designate and issue in the future. Series A Stock

Series A Stock

The holders of shares of CIL's Series A Stock, none of which are currently outstanding, are entitled to ten votes per share held on all matters submitted to a vote of its shareholders. In addition, such holders are entitled to receive ratably such dividends if any on a non-cumulative basis, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of dissolution, liquidation, or winding up of CIL, the holders of CIL Series A Stock are entitled to share ratably in all assets remaining after payment of all of CIL's liabilities to the extent of the par value of such shares together will all unpaid dividends on such shares, prior to any payment being made to the holders of Common Stock, provided, however, that the holders of Series A Stock will not be entitled to participate in any further distribution of CIL's assets in the event of a dissolution or liquidation.

Transfer Agent

The Company has retained American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038 to serve as its securities transfer agent.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a) Market Information

The Company's common stock is not traded on any stock exchange or public market and there can be no assurances that a market for CIL's securities will ever develop.

(b) Holders

As of September 30, 2001, there were approximately 805 beneficial owners of the Common Stock of Coates International, Ltd.

(c) Dividends

The Company has never paid a dividend to the holders of any of its issued and outstanding securities and does not anticipate paying any such dividends in the future.

Item 2. Legal Proceedings

The Company is not a party to any pending material legal proceeding.

Item 3. Changes in and Disagreements with Accounts

Not Applicable

Item 4. Recent Sales of Unregistered Securities.

During the past three fiscal year periods and through the nine months ended September 30, 2001, the Company privately sold the following unregistered securities in private placements:

Fiscal Year 1999.

During fiscal year 1999, the Company placed an aggregate 14,250 Series A shares to 11 accredited investors in private placements and received a total of $285,000 in subscription proceeds, for the purchase price of $20 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") provided by Regulation D and Section 4(2) of the 1933 Act in that the number of accredited investors was limited and that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

Fiscal Year 2000.

During fiscal year 2000, the Company placed an aggregate 6,800 Series A shares to 4 accredited investors in private placements and received subscription proceeds of $ 150,000, for the purchase price of $20 and $25 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the 1933Act provided by Regulation D and Section 4(2) of the 1933 Act in that the number of accredited investors was limited; that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

The Nine Month Period Ended September 30, 2001.

During the third quarter ended September 30, 2001, the Company issued an aggregate 11,300 Common Shares to 7 accredited investors in private placements and received subscription proceeds of $265,000, for the purchase price of $20 and $25 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the1933 Act provided by Regulation D and Section 4(2) of the 1933 Act in that the number of accredited investors was limited; that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

Item 5. Indemnification of Directors and Officers

The Registrant's Restated Certificate of Incorporation (Article TENTH) contains provisions limiting the liability of its Directors and requiring the Registrant to indemnify all persons whom it has the power to indemnify, to the maximum extent permitted under the General Corporation Law of the State of Delaware (the "GCL"). In accordance with the GCL, Article ELEVENTH limits the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for (a) breaches of the director's duty of loyalty, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) effecting of certain unlawful payments related to the corporation's capital stock, and (d) transactions from which the director derived an improper benefit. The provisions of the GCL will not impair the Registrant's ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

The GCL also contains provisions giving a corporation broad powers to indemnify officers, directors, employees and agents against liability and for their expenses in defending against threatened liability if the individual acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Financial Statements.

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Years Ended December 31, 2000 and December 31,1999.

Unaudited Financial Statements for the Nine Months Ended September 30, 2001.

Coates International, Ltd.

Financial Statements

December 31, 2000 and 1999

As Restated

Coates International, Ltd.

Index to the Financial Statements

December 31, 2000 and 1999

As Restated

Page

Auditors- Report 1

Financial Statements

Balance Sheet 2

Statements of Operations 3

Statement of Stockholders- Equity 4

Statements of Cash Flows 5-6

Notes to the Financial Statements 7-13

Independent Auditors - Report

To the Board of Directors and Shareholders of

Coates International, Ltd.

We have audited the balance sheet of Coates International, Ltd. as of December 31, 2000 and the related statements of operations, stockholders - equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coates International, Ltd. as of December 31, 2000, and the results of their operations, and cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.

/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey

February 13, 2001

except for Note 15, as to

which the date is January 3, 2002

and Notes 3, 7 and 16 as to which

the date is February 22, 2002

Coates International, Ltd.

Balance Sheet

December 31, 2000

As Restated
Assets
Current Assets
Cash	$340,821
Restricted cash	112,000
Inventory	205,357
Prepaid insurance	6,432
Total Current Assets	664,610
Property, Plant and Equipment - Net of $440,128 of accumulated depreciation	1,625,892
Other Assets
Mortgage loan costs, net of accumulated amortization of $22,701	42,159
Deposit	2,500
Total Assets	2,335,161
Liabilities and Stockholders - Equity
Current Liabilities
Current portion of mortgage payable	8,903
Note payable	58,731
Accounts payable	45,485
Accrued expenses	691,321
Accrued interest payable	118,391
Total Current Liabilities	922,831
License Deposit	300,000
Mortgage payable, net of current portion	883,604
Total Liabilities	2,106,435
Stockholders' Equity
Preferred stock, Series A, $.001 par value 14,000,000 shares authorized - no shares issued	-
Common stock, $.0001 par value, 200,000,000 shares authorized - 66,097,910shares issued and outstanding	6,609
Additional paid-in capital	11,234,283
Accumulated deficit	(11,012,166)
Total Stockholders' Equity	228,726
Total Liabilities and Stockholders' Equity	$2,335,161

See notes to the financial statements.

Coates International, Ltd.

Statements of Operations

	Years Ended December 31,
	2000 As Restated	1999 As Restated

Research and Development Revenue	$845,000	$250,000
Operating Expenses:
Research and development costs	389,128	447,495
Research and development costs - related party	39,000	-
General and administrative expenses	367,967	241,886
Depreciation	33,270	26,998
Amortization	12,972	33,593
Total Operating Expenses	842,337	749,972
Income (Loss) From Operations	2,663	(499,972)
Other Income (Expense):
Miscellaneous income	15,000	-
Interest income	3,114	1,562
Interest expense	(149,548)	(133,471)
Total Other Income (Expense)	(131,434)	(131,909)
Loss Before Benefit From Income Taxes	(128,771)	(631,881)
(Provision for) Benefit From Income Taxes	(15,945)	609,902
Net Loss	$(144,716)	$(21,979)
(Loss) Earnings Per Share	$0.00	$0.00
Weighted Average Number of Shares	66,078,329	66,010,120

See notes to the financial statements.

Coates International Ltd.

Statement of Stockholders- Equity

As Restated

	Common Stock Shares Amount	Series A Preferred Stock Shares Amount	Additional Paid-In Capital

Balance - December 31, 1998	- -	6,597,961 $ 6,598	$ 10,812,300

Purchase of treasury stock (at cost)	- -	- -	(12,997)

Sale of treasury stock	- -	- -	149,993

Issuance of stock	- -	6,750 7	134,993

Net loss for the year	- -	- -	-

Balance - December 31, 1999	- -	6,604,711 $ 6,605	$ 11,084,289

Purchase of treasury stock (at cost)	- -	- -	-

Sale of treasury stock	- -	- -	39,998

Issuance of stock	- -	4,800 4	109,996

Exchange of Series A Preferred Stock for Common Stock	66,097,910 $ 6,609	(6,609,011) (6,609)	-

Net loss for the year	- -	- -	-

Balance - December 31, 2000	66,097,910 $ 6,609	- $ -	$ 11,234,283

See notes to the financial statements.

Coates International Ltd.

Statement of Stockholders- Equity

As Restated - Cont'd.
	Treasury Stock Shares Amount	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)

Balance - December 31, 1998	(6,250) $ (6)	$ (10,845,471)	$ (26,579)

Purchase of treasury stock (at cost)	(3,250) (3)	-	(13,000)

Sale of treasury stock	7,500 7	-	150,000

Issuance of stock	- -	-	135,000

Net loss for the year	- -	(21,979)	(21,979)

Balance - December 31, 1999	(2000) $ (2)	$ (10,867,450)	$ 223,442

Purchase of treasury stock (at cost)	- -	-	-

Sale of treasury stock	2,000 2	-	40,000

Issuance of stock	- -	-	110,000

Exchange of Series A Preferred Stock for Common Stock	- -	-	-

Net loss for the year	- -	(144,716)	(144,716)

Balance - December 31, 2000	- -	$ (11,012,166)	$ 228,726

See notes to the financial statements.

Coates International, Ltd.

Statements of Cash Flows

	Years Ended December 31,
	2000 As Restated	1999 As Restated

Cash Flows From Operating Activities
Net (Loss) Income	$(144,716)	$(21,979)
Adjustments to Reconcile Net (Loss) Income to Net Cash Used in Operating Activities
Depreciation	33,270	26,998
Amortization	12,972	33,593
Deferred taxes	251,000	(251,000)
Changes in Assets and Liabilities
(Increase) Decrease in
Inventory	(205,357)	-
Prepaid insurance	457	(334)
Due to/from affiliates	79,061	(79,061)
Increase (Decrease) in
License deposit	-	300,000
Accounts payable and accrued expenses	(157,599)	(224,985)
Accrued interest payable	(101)	11,933
Total Adjustments	13,703	(182,856)
Net Cash Used in Operating Activities	(131,013)	(204,835)
Cash Flows from Investing Activities
Payments for property and equipment	(74,000)	(55,800)
Net Cash Used in Investing Activities	(74,000)	(55,800)
Cash Flows From Financing Activities
Proceeds from mortgage payable	-	900,000
Repayment of mortgage payable	(3,060)	(504,433)
Payment for mortgage loan costs	-	(65,344)
Proceeds from reissuance of stock	40,000	137,000
Proceeds from issuance of stock	110,000	135,000
Proceeds from note payable	75,000
Repayment of note payable	(16,269)	-
Loans from stockholder	(16,000)	-
Net Cash Provided by Financing Activities	189,671	602,223
Net Decrease (Increase) in Cash	(15,342)	341,588
Cash - Beginning of Periods	356,163	14,575
Cash - End of Periods	$340,821	$356,163

See notes to the financial statements.

Coates International, Ltd.

Statements of Cash Flows - Cont'd.

	Years Ended December 31,
	2000 As Restated	1999 As Restated

Supplemental Disclosures of Cash Flow Information
Cash paid during the periods for:
Interest paid	$149,648	$121,538
Income taxes paid	$200	$400

See notes to the financial statements.

Coates International, Ltd.

Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Coates International, Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by its President and majority stockholder George J. Coates ("GJC") as the successor in interest to a Delaware corporation, also organized by GJC, of the same name incorporated in August 1988.

CIL has developed a spherical rotary valve system (the"Coates System") for use in piston driven internal combustion engines of all types and is manufacturing on a limited scale basis at its Wall Township, New Jersey facility. CIL also has an exclusive license to sell and grant sublicenses with respect to products using the Coates System based on the Coates Patents. The Company was in the development stage through December 31, 1999. The year 2000 is the first year during which it is considered an operating company.

Inventory

Inventory is valued at the lower of cost (determined on a first in, first out basis) or market.

Property, Plant & Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful life of the assets: 40 years for building and building improvements, 5 to 7 years for machinery and equipment and 5 to 10 years for furniture and fixtures. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed and, accordingly, a determination of the write-down related to the specific assets made.

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding and assumes the conversion of the Series A Preferred Stock into Common Stock. The Company has no options, warrants or other convertible securities outstanding, thus, basic and diluted earnings (loss) per share are the same for the fiscal years ended December 31, 1999 and December 31, 2000.

Revenue Recognition

The Company has not generated revenue from the sales of engines. Revenue from the granting of sub-licenses is recognized when earned, generally commencing upon its utilization by the licensee over the period of time that the sub-license has been granted (i.e. upon expiration of the Company's patent protection period which expires at the earliest in 2007, using the straight-line method. Revenue from research and development activities is recognized when earned provided that financial risk has been transferred from the Company to its customer. Revenue recognized in 2000 and 1999 is derived solely from research and development activities.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense was $12,356 and $72,000 for the years ended December 31, 2000 and 1999, respectively.

Research and Development

Research and development costs are charged to operations as incurred.

Coates International, Ltd.

Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the benefit from income taxes has been mostly offset by a valuation allowance against the related deferred tax asset for the year ended December 31, 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company entered into a license agreement with a Canadian corporation, whereby the Company is granting an exclusive license for the use of the Coates Engine in connection with the conversion of natural gas to electricity in Canada. The licensing fee is $5,000,000 and the Company also receives a royalty equal to 5% of the gross profit which is derived from all sources. The Company also retains the exclusive right to manufacturing both the engine and generator components for sale to the Canadian corporation. The revenues generated for years ended December 31, 2000 and 1999 are entirely attributable to the Canadian corporation. The loss of this customer would have a material adverse effect on the Company's business and operations.

Development of the Coates System technology was initiated by GJC, CIL's founder, President and controlling stockholder in the late 1970's and development efforts have been conducted continuously since such time. From July 1982 through May 1993, seven U.S. patents as well as a number of foreign patents were issued to GJC with respect to the Coates System. Since the inception of CIL in 1988, all aspects of the business have been completely dependent upon the activities of GJC, who does not have an employment contract with CIL. The loss of GJC's availability or services due to death, incapacity or otherwise would have a material adverse effect on the Company's business and operations.

NOTE 3 - LICENSE DEPOSIT

Effective September 29, 1999 the Company entered into a License Agreement with a Canadian corporation. Pursuant thereto, the Company has received a license deposit of $300,000. Upon satisfying certain conditions pursuant to the license agreement, the Company will be entitled to additional quarterly payments over a four year period.

Revenue attributable to the above license payments will commence being recognized at such time as all conditions have been met and utilization has begun by the licensee. Thereafter, such revenue will be recognized over the term of the Company's patent protection period which currently expires September 30, 2020.

NOTE 4 - RESTRICTED CASH

The Company placed $112,000 in an escrow account (pursuant to a court order) of net proceeds raised from a 48,000 CIL Series A Preferred Stock private placement offering in July 1997. The funds were escrowed for the payment of interest due to two former stockholders.

NOTE 5 - INVENTORY

Inventory consists of work in process valued at $205,357 at December 31, 2000.

Coates International, Ltd.

Notes to the Financial Statements

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost, less accumulated depreciation, consists of the following at December 31, 2000:
Land	$920,550
Building	579,450
Building improvements	201,671
Machinery and equipment	325,054
Furniture and fixtures	39,295

2,066,020

Less: Accumulated depreciation	440,128
Total	$1,625,892

Depreciation expense amounted to $33,270 and $26,997 for the years ended December 31,2000 and 1999, respectively.

NOTE 7 - ACCRUED EXPENSES

Accrued expenses at December 31, 2000 is comprised of the following
Legal Fees	$ 542,834
Accounting Fees	25,000
Patent Legal Fees	39,770
Audit Fees - prior auditors (1995 and 1996)	31,975
Audit Fees - prior auditors (1997)	77,040
Audit Fees - prior auditors (1997)	$ 716,619

NOTE 8 - NOTE PAYABLE

The note payable represents a bank loan with interest at 13.64% due in equal monthly installments of $6,907 including interest through September 2001, secured by equipment with a net book value of $66,600.

NOTE 9 - MORTGAGE PAYABLE

Interest at 15.99% per annum due in equal monthly installments of $12,521 including interest, due on April 1, 2004 secured by land and building with a net book value of $1,552,621.

$892,507
Less current maturities	8,903
Mortgage payable, net of current maturities	$883,604

Total maturities of mortgage payable are as follows:
Year Ending December 31,
2001	$8,903
2002	10,435
2003	12,232
2004	860,937
$892,507

Coates International, Ltd.

Notes to the Financial Statements

NOTE 10 - CAPITAL STOCK

During the year, the Company increased its authorized shares of common stock from 20,000,000 to 200,000,000 and changed the par value per common share from $0.001 to $0.0001. The Company also converted all shares of its Series A preferred stock into common stock, on the basis of ten shares of common stock for each share of Series A preferred stock.

The earnings per share calculation for the year ended December 31, 1999 has been restated to reflect the above.

NOTE 11 - INCOME TAXES

The income tax (provision) benefit is comprised of the following:

	Year Ended December 31,
	2000	1999
State current (provision) benefit	$(15,945)	$358,902
State deferred benefit	-	251,000
	$(15,945)	$609,902

In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D Credits) to corporate taxpayers in New Jersey. During 1999, the Company entered into an agreement under which it retained a third party broker to identify a buyer for its NOL Carryover. The total anticipated net proceeds of this transaction $609,902) was recorded as a current deferred tax asset and benefit for the year ending December 31, 1999.

Due to limitations placed by the State of New Jersey on the total amount of NOL Carryover and R&D Credits eligible to be sold in any one year, the sale of only a portion of the Company's NOL Carryover ($358,902), which was received in 1999 funds was recorded as a current tax benefit in the December 31, 1999 financial statements. The sale of the remaining balance of the Company's NOL Carryover ($235,033), which was recorded as an estimated deferred tax benefit of $251,000 at December 31, 1999 was received in 2000. This resulted in a current tax provision of $15,945 at December 31, 2000.

The Company's total deferred tax asset and valuation allowance are as follows at December 31, 2000:

Total deferred tax asset, current	$4,239,951
Less valuation allowance	4,239,951
Net deferred tax assets, current	$-

The differences between income tax benefits in the financial statements and the tax benefit computed at the U. S. Federal statutory rate of 34% at December 31, 2000 are as follows:
Tax benefit	34%
Valuation allowance	(30)%
Effective tax rate	4%

At December 31, 2000, the Company has available approximately $10,316,657 of net operating losses to carryforward which may be used to reduce future federal taxable income and expire between December 31, 2003 and 2020.

At December 31, 2000 the Company has available approximately $2,931,190 of net operating losses to carryforward which may be used to reduce future state taxable income and begin to expire December 31, 2004.

NOTE 12 - LICENSES

The Company has incurred legal and related costs associated with licenses. Such costs amounted to $107,232 and $80,586 for the years ended December 31, 2000 and 1999. As the probable future economic benefit of such costs is uncertain, they have been expensed.

NOTE 13 - RELATED PARTY TRANSACTIONS

The Company subcontracts its project expense from certain entities of which GJC is the sole shareholder. During the years ended December 31, 2000 and 1999, the Company paid $222,549 and $211,589, respectively, for these services.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Payable and Accrued Expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 15 - RESTATEMENT OF PRIOR PERIOD RESULTS

The Company has restated its financial statements for the years ended December 31, 2000 and 1999. The restated financial results reflect the correction of errors in its accounting procedures related to revenue recognition and equity transactions, the nature of which are a misclassification of a license deposit as revenue and bookkeeping omissions of certain equity transactions, respectively. The impact of these adjustments on the Company's financial results as originally reported is summarized below:

	Years Ended December 31,
	2000		1999
	As Reported	As Restated	As Reported	As Restated
Retained earnings (deficit)	$(10,688,006)	$(11,012,166)	$(10,565,795)	$(10,867,450)
Revenue	845,000	845,000	550,000	250,000
Net income (loss)	(122,211)	(144,716)	279,675	(21,979)
Income (loss) per share	(0.002)	0.00	0.00	0.00

NOTE 16 - CONTINGENCIES

Research and Development Agreement

The Company has entered into a research and development agreement with a Canadian corporation. (the "R&D Agreement"). The R&D Agreement requires the payment of $5,000,000 to the company for research, development and delivery of three prototype Coates Generator Engines which revenue will be recognized by the Company as received since the financial risk has been transferred from the Company to its customer. Pursuant to the terms of this R&D Agreement, the Company only has the right to receive the present outstanding balance of $3,800,000 due thereunder upon testing and delivery of the last of three prototype engines. Further, the Company has no obligation to repay any of the $1,200,000 of payments previously received under this agreement regardless of the outcome of its research and development activities. The performance period during which the Company is required to conduct such activities has been extended from time to time by mutual agreement.

Major customer

Revenues in 2000 and 1999 were derived from a single customer.

Coates International, Ltd.

Financial Statements

September 30, 2001

Coates International, Ltd.

Index to the Financial Statements

September 30, 2001

Page

Financial Statements

Condensed Balance Sheet 1

Condensed Statements of Operations 2

Condensed Statements of Cash Flows 3

Notes to the Condensed Financial Statements 4

Coates International, Ltd.

Condensed Balance Sheet

September 30, 2001

(Unaudited)
Assets
Current Assets
Cash	$86,604
Accounts receivable	-
Inventory	205,357
Prepaid insurance	6,432
Total Current Assets	298,393
Property, Plant and Equipment - Net of accumulated depreciation of $469,248	1,596,771
Other Assets
Mortgage loan costs, net of accumulated amortization of $32,430	32,430
Deposits	2,500
Total Assets	1,930,094
Liabilities and Stockholders - Equity (Deficit)
Current Liabilities
Current portion of mortgage payable	8,903
Accounts payable and accrued expenses	845,457
Accrued interest payable	118,391
Due to stockholders	18,700
Due to officer	80,900
Total Current Liabilities	1,072,351
License deposit	300,000
Mortgage payable, net of current portion	879,281
Total Liabilities	2,251,632
Stockholders' Equity (Deficit)
Common stock, $.0001 par value, 1,000,000,000 shares authorized, 66,111,010 shares issued and outstanding	6,611
Additional paid-in capital	11,499,282
Retained earnings (Deficit)	(11,827,431)
Total Stockholders' Equity (Deficit)	(321,538)
Total Liabilities and Stockholders' Equity (Deficit)	$1,930,094

See notes to the condensed financial statements.

Coates International, Ltd.

Condensed Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(Unaudited)	(Unaudited) As Restated	(Unaudited)	(Unaudited) As Restated
Revenue	$-	$320,000	$105,000	$720,000
Operating Expenses:
Research and development costs	48,395	190,722	271,277	385,043
Research and development costs - related party	-	9,750	-	29,250
General and administrative expenses	219,609	36,288	415,256	214,485
Depreciation and amortization expense	12,959	15,259	38,849	34,682
Total Operating Expenses	280,963	252,019	725,382	663,460
(Loss) Income From Operations	(280,963)	67,981	(620,382)	56,540
Other Income (Expense):
Interest income	3	184	896	1,882
Interest expense	(33,356)	(36,586)	(108,369)	(108,044)
Settlement of lawsuit	(87,410)	-	(87,410)	-
Miscellaneous income	-	15,000	-	15,000
Total Other Income (Expense)	(120,763)	(21,402)	(194,883)	(91,162)
Net (Loss) Income Before Benefit From Income Taxes	(401,726)	46,579	(815,265)	(34,622)
Benefit From Income Taxes	-	-	-	-
Net (Loss) Income	$(401,726)	$46,579	$(815,265)	$(34,622)
(Loss) Income Per Share	$(0.01)	$0.00	$(0.01)	$0.00
Weighted Average Number of Common Shares Outstanding	66,093,943	66,085,410	66,093,943	66,085,410

See notes to the condensed financial statements.

Coates International, Ltd.

Condensed Statements of Cash Flows

	Nine Months Ended September 30,
	2001	2000
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities	$(559,563)	$(132,505)
Cash Flows From Investing Activities	-	(74,000)
Cash Flows From Financing Activities
Proceeds from note payable	-	77,000
Repayment of mortgage payable	(4,323)	(4,659)
Proceeds from issuance of stock	265,000	70,000
Proceeds from officer loan	84,700	-
(Repayment of) Proceeds from stockholder loans	18,700	(10,000)
Repayment of note payable	(58,731)	-
Net Cash Provided by Financing Activities	305,346	132,341
Net Decrease in Cash	(254,217)	(74,164)
Cash - Beginning of Periods	340,821	356,163
Cash - End of Periods	$86,604	$281,999

See notes to the condensed financial statements.

Coates International, Ltd.

Notes to the Condensed Financial Statements

BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the years ended December 31, 2001 and 2000. The unaudited condensed financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2000.

RESTATEMENT OF PRIOR PERIOD RESULTS

The Company has restated its financial statements for the nine months ended September 30, 2001 and 2000. The restated financial results reflect errors in its accounting procedures related to revenue recognition and equity transactions, the nature of which are a misclassification of a license deposit as revenue and bookkeeping omissions of certain equity transactions, respectively. The impact of these adjustments on the Company's financial results as originally reported is summarized below:

	Nine Months Ended September 30, 2000
	As Reported	As Restated
Retained earnings (deficit)	$(10,577,912)	$(10,900,417)
Net income (loss)	(12,117)	(34,622)
Income (loss) per share	0.00	0.00

SUBSEQUENT EVENT

Subsequent to September 30, 2001, the Company has raised an aggregate $876,000 in cash from the private placement of 43,800 common shares.

PART III

Item 1. Exhibits.

(a) Index To Exhibits

Exhibit No. Description of Exhibit

3.1* CIL's Restated Certificate of Incorporation

3.1(i)+ Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State, State of Delaware on May 22, 2000.

3.1(ii)+ Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State, State of Delaware on August 31, 2001.

3.2* CIL's By-Laws

4.1* Form of Certificate for CIL's Series A Non-Cumulative Convertible Preferred Stock

10.1* Deed dated February 21, 1995 transferring title to CIL's Principal Facility at Route 34

10.2* Assumption and Indemnification Agreement dated February 21, 1995 between the partnership and CIL.

10.3* License Agreement dated December 22, 1997 between George J. Coates and CIL. George J. Coates and CIL and First and Second Amendments thereto dated July 17, 1995.

10.4* Third Amendment dated September 21, 1995 to License Agreement dated February 17, 1995 between George J. Coates and CIL.

10.5* License Agreement dated February 22, 1993 between Gregory Coates and CIL and First Amendment thereto dated July 17, 1995.

10.6+ License Agreement, Dated September 29, 1999, with Well to Wire Energy, Inc.

10.7+ Amendment No. 1 to License Agreement, Dated April 6, 2000.

10.8+ Amendment No. 2 to License Agreement, Dated July 21, 2000.

10.9+ License Agreement, dated April 19, 1996, by and between the Company and Nicholson McLaren Engines, Ltd.

23.1 Consent of Rosenberg Rich Baker Berman & Company.

_____________________________________________________________________________

*These Exhibits are hereby incorporated by reference into this Form 10-KSB for the fiscal year ended December 31, 2000, from the Company's Registration Statement filed on Form S-1 with the

Securities and Exchange Commission on November 1, 1995, File No. 33-94884:

 + Previously filed.

(b) No reports on Form 8-K were filed during the last quarter of the fiscal year ended December 31, 2000.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: February 22, 2002 COATES INTERNATIONAL LTD.

By: /s/ George J. Coates_____

George J. Coates, President

Chief Executive Officer and

Chief Financial Officer

SIGNATURE TITLE DATE

----------------- --------- ---------

/s/ George J. Coates

George J. Coates Director, Chief February 22, 2002

Executive Officer,

President, and

Chief Financial Officer

/s/ Richard W. Evans___

Richard W. Evans Director February 22, 2002

0

/s/ Michael J. Suchar___

Michael J. Suchar Director February 22, 2002

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Coates International, Ltd.

As independent public accountants, we hereby consent to the inclusion in Amendment No. 2 to the Registration Statement previously filed on Form 10-SB12G for Coates International, Ltd. to be filed with the Commission on or about February 22, 2002, of our report dated February 13, 2001, except for Note 15 as to which the date is January 3, 2002 and Notes 3, 7 and 16 to which the date is February 22, 2002, on the restated consolidated financial statements of Coates International, Ltd. for the fiscal years ended December 31, 2000 and 1999 and to all references to our Firm included in this Amendment No. 2 to the Registration Statement.

/s/Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey

February 22, 2002